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                             June 8, 2022

       Robert Andersen
       Chief Financial Officer
       Xperi Holding Corporation
       3025 Orchard Parkway
       San Jose, California 95134

                                                        Re: Xperi Holding
Corporation
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed February 24,
2022
                                                            Form 8-K
                                                            Filed May 9, 2022
                                                            File No. 001-39304

       Dear Mr. Andersen:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K Furnished May 9, 2022

       Exhibit 99.1 Earnings Release
       Financial Outlook, page 2

   1. We note your full year 2022 outlook categories including operating expenses excluding
                                                        COGS which is a
non-GAAP measure. Please revise your label to clearly depict this is an adjusted measure as it
reflects only certain adjustments rather than other entire GAAP line items. Additionally,
clarify if COGS is synonymous for your cost of revenue financial statement label within
your statements of operations.
       Diluted earnings per share attributable to the Company, page 8

   2. We note your reconciliation includes an adjustment for difference in shares used in the
 Robert Andersen
Xperi Holding Corporation
June 8, 2022
Page 2
         calculation. Please revise to provide an explanation as to the nature and calculation of this adjustment.
GAAP to Non-GAAP Reconciliations, page 8

3. We note your adjustment of tax provision recorded in excess of cash taxes paid. Please tell us and provide an explanation as to the nature and calculation of this adjustment and the reasons why management believes this information is useful to investors and tell us your consideration to disclose these reasons pursuant to the guidance in Item
         10(e)(1)(i)(C) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or Melissa Gilmore at
(202) 551-
3777 with any questions.



FirstName LastNameRobert Andersen                              Sincerely,
Comapany NameXperi Holding Corporation
                                                               Division of
Corporation Finance
June 8, 2022 Page 2                                            Office of
Manufacturing
FirstName LastName